Mail Stop 4561

      					April 18, 2007

William A. Shopoff
Chief Executive Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, California  92618

Re:	Shopoff Properties Trust, Inc.
	Amendment No. 2 to Registration Statement on Form S-11
	Filed May 30, 2007
      File No. 333-139042

Dear Mr. Shopoff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Structure, page 2

Prior Performance Tables, page B-1
1. It may be difficult for an investor to tie the programs described in the narrative beginning on page 61 to the programs in each column of the prior performance tables. Please provide disclosure in the introduction or in the header to each table to clearly tie the programs disclosed in the tables to the programs described in the narrative. In addition, please identify the programs included in the table on B-6.
2. We note your response to comment 6. However, we continue to believe that Credit-Suisse investments are not programs and should be omitted from the tables. We do not equate a program with a "private placement offering," but rather focus our analysis on the degree of involvement of the investor(s) in the investment decisions made by the vehicle. Accordingly, please provide a detailed analysis of the rights of Credit-Suisse in the initial vehicle and all subsequent vehicles. In addition, please provide us copies of any agreements related to this vehicle which describe the rights of the sponsor and
Credit-Suisse.
Consolidated Balance Sheet
3. Please update your financial statements pursuant to Rule 3-12 of
Regulation S-X.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Rachel Zablow at 202-551-3428 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Kelson, Esq. (via facsimile)
	Manatt, Phelps & Phillips, LLP


William A. Shopoff
Shopoff Properties Trust, Inc.
April 18, 2007
Page 1